OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden Hours per response 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

IMPSAT Fiber Networks, Inc.
-------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)

45321T202
----------------------------------------
(CUSIP Number)

December 31, 2006
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.

SEC 1745 (3-06)

Page 1 of 5 pages

------------------------------------------------
CUSIP No. 45321T202
------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Outrider Management, LLC
87-0719067
---------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instruction)

(a) [ ]
(b) [ ]
---------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
---------------------------------------------------------------------------------------------------------------------------------
4 Citizen or Place of Organization

California
---------------------------------------------------------------------------------------------------------------------------------
Number of 5 Sole Voting Power 844,641
-----------------------------------------------------------------------------------------------------------------
Shares

Beneficially 6 Shared Voting Power 0
----------------------------------------------------------------------------------------------------------------
Owned by

Each 7 Sole Dispositive Power 844,641
-----------------------------------------------------------------------------------------------------------------
Reporting

Person With: 8 Shared Dispositive Power 0
---------------------------------------------------------------------------------------------------------------------------------

9 Aggregate Amount Beneficially Owned by Each Reporting Person

844,641
---------------------------------------------------------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]
---------------------------------------------------------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row (9)

8.3%
---------------------------------------------------------------------------------------------------------------------------------
12 Type of Reporting Person (See Instructions)

IA, HC
---------------------------------------------------------------------------------------------------------------------------------

Page 2 of 5 pages

Item 1(a)	Name of Issuer
IMPSAT Fiber Networks, Inc.

Item 1(b)	Address of Issuers Principal Executive Offices:
Elvira Rawson de Dellepiane 150
Piso 8, C1107BCA
Buenos Aires, Argentina (5411) 5170-0000

Item 2(a)	Name of Persons Filing:
Outrider Management. Outrider Management, LLC is the general partner and investment advisor of Outrider Master Fund, LP, a security holder of the issuer. Outrider Management, LLC is also investment advisor and has sole investment discretion with respect to an account of HFR EM Outrider Master
Trust, a security holder of the issuer.

Item 2(b)	Address of Principal Business Office or, if none Residence:
455 Market Street, Suite 1600
San Francisco, CA 94105-2420

Item 2(c)	Citizenship:
See the response(s) to Item 4 on the attached cover page(s).

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
45321T202

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E); Outrider Management, LLC
(g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Page 3 of 5 pages

Item 4 Ownership

(a) Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:
See the response(s) to Item 11 on the attached cover page(s).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5 Ownership of five percent or less of a class.
Not Applicable

Item 6 Ownership of more than five percent on behalf of another person.
Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being reported by the Parent Holding Company.
Not Applicable

Item 8 Identification and Classification of Members of the Group.
Not Applicable

Item 9 Notice of Dissolution of Group.
Not Applicable

Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 06, 2007
OUTRIDER MANAGEMENT, LLC

By: /s/ ROBERT HUTCHINSON

Name: Robert Hutchinson
Title: Managing Director

Page 5 of 5 pages